Exhibit 21.1
LIST OF SUBSIDIARIES
of SMART Modular Technologies (WWH), Inc.
as of August 29, 2008

1.	SMART Modular Technologies (Global), Inc.
2.	SMART Modular Technologies (DH), Inc.
3.	SMART Modular Technologies (DE), Inc.
4.	SMART Modular Technologies, Inc.
5.	SMART Modular Technologies (Europe) Limited
6.	SMART Modular Technologies Deutschland GmbH
7.	ConXtra Inc.
8.	Adtron Corporation
9.	SMART Modular Technologies (CI), Inc.
10.	SMART Modular Technologies (Foreign Holdings), Inc.
11.	SMART Modular Technologies (Puerto Rico) Inc.
12.	Modular Brasil Participações Ltda.
13.	Estecom Co., Ltd.
14.	SMART Modular Technologies Sdn. Bhd.
15.	SMART Modular Technologies Indústria de Componentes Eletrônicos Ltda.